

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2015

Via E-Mail
John Reyes
Chief Financial Officer
Public Storage
701 Western Avenue
Glendale, CA 91201-2349

> **Re: Public Storage**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 001-33519**

Dear Mr. Reyes:

We have reviewed your March 31, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 19, 2015 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Self-Storage Operations Summary, page 29

1. Your response to our prior comment one proposes changing the label associated with various line items to "Operating income". We note that these amounts are not consistent with Operating income presented on your Statements of Income. For example, we note that the line item referenced on page 29 relates only to self-storage operations. Please clarify how your presentation in the future will address this matter for all instances where amounts presented as net income and operating income are not consistent with the amounts presented on the Statements of Income.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief